UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29757/ August 16, 2011

In the Matter of

NORTHERN LIGHTS VARIABLE TRUST, ET AL.
4020 South 147th Street
Omaha, NE 68137

(812-13863)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a),
15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULES
6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

Northern Lights Variable Trust (the "Fund") and Gemini Fund Services, LLC ("Gemini")
filed an application on January 25, 2011, and an amended and restated application on July
15, 2011, for an order of the Commission under Section 6(c) of the Investment Company
Act of 1940 ("1940 Act") exempting separate accounts of life insurance companies
supporting variable annuity contracts and variable life insurance contracts that may invest
in shares of the Fund and shares of an Insurance Fund (as defined below), from the
provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15)
and 6e-3(T)(b)(15) thereunder, in situations where such shares are sold to and held by
one or more of the following types of investors: (i) separate accounts registered as
investment companies or separate accounts that are not registered as investment
companies under the 1940 Act pursuant to exemptions from registration under Section
3(c) of the 1940 Act that fund variable annuity contracts ("VA Accounts") and variable
life insurance contracts ("VLI Accounts") (VA Accounts and VLI Accounts together
"Separate Accounts") issued by both affiliated life insurance companies and unaffiliated
life insurance companies; (ii) trustees of qualified group pension and group retirement
plans outside of the Separate Account context; (iii) investment adviser(s) or affiliated
person(s) of the investment adviser(s) to a series of an Insurance Fund, for the purpose of
providing seed capital to a series of an Insurance Fund; and (iv) general accounts of
insurance company depositors of VA Accounts and/or VLI Accounts. An Insurance
Fund is any future investment company that is designed to fund VA Accounts and/or VLI
Accounts and for which Gemini or any of its affiliates may serve in the future as

investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor.

A notice of filing of the application was issued on July 19, 2011 (Rel. No. IC-29729). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for Northern Lights Variable Trust, et al. (812-13863) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary